Via EDGAR Transmission
October 7, 2016

H. Stephen Kim
Assistant Chief Accountant
Office of Financial Services
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549

Re:	Euronet Worldwide, Inc.
Form 8-K
Filed April 27, 2016
File No. 001-31648
Dear Mr. Kim:
Set forth below is the response of Euronet Worldwide, Inc. (“Euronet” or the “Company”), to the comment letter, dated September 23, 2016 (the “Comment Letter”), from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Current Report on Form 8-K filed by the Company on April 27, 2016 (the Form 8-K”).

Below is the Company’s response. For the convenience of the Staff, we have repeated the Staff’s comment before our corresponding response.

Form 8-K Filed on April 27, 2016
Exhibit 99.1 - Press Release
1. We have reviewed your response to our comment and believe it would be appropriate to use more descriptive titles to describe the non-GAAP financial measures, Adjusted Cash Earnings per Share and Adjusted Cash Earnings, perhaps by eliminating the use of the word "cash" in the title. Please revise future filings accordingly.

RESPONSE:

The Company will revise in future quarterly filings and retitle the non-GAAP measure as “Adjusted Earnings per Share” and “Adjusted Earnings.”

* * * * * * * * *

Euronet acknowledges that:

•	Euronet is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Euronet may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at (913) 327-4227 or Jeffrey B. Newman, our Executive Vice President and General Counsel, at (562) 345-2664, if you have any questions regarding this submission.

Very truly yours,
EURONET WORLDWIDE, INC.
/s/ Rick L. Weller
Rick L. Weller
Chief Financial Officer

cc:    Chris Harley
Division of Corporation Finance